Last updated 4pm on July 1 Not a current version Exhibit 99.1 Q2 2022 Update July 27th, 2022

Last updated 4pm on July 1 Not a current version Executive Summary p.03 Key Highlights p.04 Financial Summary p.06 Table of MAUs & Subscribers p.13 Contents Product & Platform p.16 Outlook p.20 Financial Statements p.23 2 2

Executive Summary

Nearly all of our key metrics surpassed guidance in Q2'22, led by MAU and Subscriber outperformance, healthy Revenue growth and a modestly better Operating Loss. Most notably, MAU performance accelerated this quarter, with net additions reaching a record Q2 high of 19 million[1]. Reported Gross Margin was negatively impacted by our decision to stop manufacturing Car Thing, partially offset by a positive change in prior period estimates for rights holder liabilities. Excluding the one-time charge and change in accruals, Gross Margin of 25.3%[2] was modestly ahead of guidance. Free Cash Flow was a positive €37 million.

While we continue to monitor the uncertain macro environment, we are very pleased with the resilience of the business, particularly our strength in MAUs and Subscribers.

USER & FINANCIAL SUMMARY	Q2 2021	Q1 2022	Q2 2022	Y/Y	Q/Q
USERS (M)					
Total Monthly Active Users ("MAUs")	365	422	433	19%	3%
Premium Subscribers	165	182	188	14%	3%
Ad-Supported MAUs	210	252	256	22%	2%
FINANCIALS (€M)					
Premium	2,056	2,379	2,504	22%	5%
Ad-Supported	275	282	360	31%	28%
Total Revenue	**2,331**	**2,661**	**2,864**	**23%**	**8%**
Gross Profit	663	671	704	6%	5%
Gross Margin	**28.4%**	**25.2%**	**24.6%**	--	--
Adjusted Gross Margin[2]	**26.5%**	--	**25.3%**	--	--
Operating (Loss)/Income	**12**	**(6)**	**(194)**	--	--
Operating Margin	0.5%	(0.2%)	(6.8%)	--	--
Net Cash Flows From Operating Activities	54	37	39	--	--
Free Cash Flow[3]	**34**	**22**	**37**	--	--

[1] Excludes the effects of our exit from Russia and the brief service outage benefit we experienced in March.
[2] Adjusted Gross Margin is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.
[3] Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

Spotify 3

Key Highlights

Accelerating user growth and consistent subscriber performance

- MAUs grew 19% Y/Y to 433 million, 5 million above guidance. Net additions of 19 million[1] represented our largest ever Q2 growth
- MAU strength was led by successful marketing campaigns in Rest of World, reactivations in Europe and Gen Z strength in Latin America
- Premium Subscribers grew 14% Y/Y to 188 million[2], above our guidance, aided by promotional intake and household plans

23% Y/Y Revenue growth, led by Advertising

- Total Revenue grew 23% Y/Y to €2.9 billion
- Premium Revenue grew 22% Y/Y to €2.5 billion
- Ad-Supported Revenue grew 31% Y/Y to €360 million, reaching an all-time high as a percent of Total Revenue at 13% for Q2
- Gross Margin finished at 25.3%[3] excluding Car Thing charge and accrual benefits (or 24.6% on an as reported basis)

Optimizing capital allocation for long-term value creation

- Accelerating expansion into audiobooks with the closing of the Findaway acquisition on June 15th and pioneering the creation of new user experiences with the announced acquisition of Sonantic
- Announced intention to reduce hiring growth for the back half of 2022 by 25% and monitoring macroeconomic conditions

[1] Excludes the effects of our exit from Russia and the brief service outage benefit we experienced in March.
[2] Inclusive of approximately 600k disconnects arising from the closure of our Russian operations.
[3] Adjusted Gross Margin is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

Spotify

4

Key Highlights: Actuals vs. Guidance Results Q2 2022 Actuals Guidance Monthly Active Users (M) Above 433 428 Users Above 188 187 Premium Subscribers (M) Results Q2 2022 Actuals Guidance Total Revenue (€M) Above €2,864 €2,800 Financials Gross Margin Below 24.6% 25.2% 25.3% 25.2% Adjusted Gross Margin¹ Above (€ 194) (€ 197) Operating (Loss)/Income (€M) Above ¹ Adjusted Gross Margin is a non-IFRS measure. See Use of Non-IFRS Measures and Reconciliation of IFRS to Non-IFRS Results for additional information. 5

FINANCIAL SUMMARY 6

Financial Summary

USER, FINANCIAL & LIQUIDITY SUMMARY	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022	% Change Y/Y
USERS (M)						
Total Monthly Active Users ("MAUs")	365	381	406	422	433	19%
Premium Subscribers	165	172	180	182	188	14%
Ad-Supported MAUs	210	220	236	252	256	22%
FINANCIALS (€M)						
Premium	2,056	2,178	2,295	2,379	2,504	22%
Ad-Supported	275	323	394	282	360	31%
Total Revenue	**2,331**	**2,501**	**2,689**	**2,661**	**2,864**	**23%**
Gross Profit	663	668	712	671	704	6%
Gross Margin	**28.4%**	**26.7%**	**26.5%**	**25.2%**	**24.6%**	**--**
Operating (Loss)/Income	**12**	**75**	**(7)**	**(6)**	**(194)**	**--**
Operating Margin	0.5%	3.0%	(0.3%)	(0.2%)	(6.8%)	--
FREE CASH FLOW & LIQUIDITY (€M, unless otherwise denoted)						
Net Cash Flows From Operating Activities	54	123	119	37	39	--
Free Cash Flow[1]	**34**	**99**	**103**	**22**	**37**	**--**
Cash & Cash Equivalents, Restricted Cash & Short Term Investments (€B)	3.1	3.3	3.6	3.6	3.6	--

Spotify

[1] Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

7

Financial Summary

Revenue

Revenue of €2,864 million grew 23% Y/Y in Q2 (or 15% Y/Y constant currency), reflecting:

- Premium Revenue growth of 22% Y/Y (or 14% Y/Y constant currency), led by subscriber gains; and
- Ad-Supported Revenue growth of 31% Y/Y (or 17% Y/Y constant currency), led by music and podcasting gains

Profitability

Gross Margin was 24.6% in Q2, down 386 bps Y/Y and below guidance due to the decision to stop manufacturing Car Thing. Excluding the €31 million charge associated with this action and the benefits arising from changes in prior period estimates for rightsholder liabilities in both the Q2'21 and Q2'22 periods, Adjusted Gross Margin[1] was 25.3%, down 123 bps Y/Y, reflecting:

- Continued growth in Marketplace activity and favorable revenue mix shift to podcasting; offset by
- Non-music content and product enhancement spend, as well as increased publishing rates

Operating Loss of (€194) million reflected the above and Operating Expense growth of 38% Y/Y (or 28% Y/Y constant currency), reflecting:

- Higher personnel costs primarily due to headcount growth (global ad sales team expansion + acquisitions) and higher advertising costs for growth initiatives (Emerging Markets, Gen Z), partially offset by lower Social Charges
- Given the geographic mix of employees, currency movements had a negative 968 bps impact on expense growth

Free Cash Flow & Liquidity

Free Cash Flow[2] was €37 million in Q2, a slight increase Y/Y as lower Net Income adjusted for non-cash items was offset by favorability in net working capital. Liquidity remained strong, with €3.6 billion in cash and cash equivalents, restricted cash and short term investments. At the end of Q2, our workforce consisted of 9,058 FTEs globally.

Spotify

[1] Adjusted Gross Margin is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.
[2] Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

8

Revenue Consistent Premium growth, led by subscribers Premium Revenue grew 22% Y/Y to €2,504 million, reflecting subscriber growth of 14% Y/Y and Premium ARPU¹ growth of 6% Y/Y to €4.54 (or flat constant currency). Excluding the impact of FX, ARPU performance benefited from price increases implemented in the prior year period and was offset by growth in multi-user accounts. Ad-Supported % of Total Revenue at new Q2 high Advertising revenue grew 31% Y/Y to reach 13% of Total Revenue, reflecting growth across all regions and sales channels. Our music business saw healthy double-digit growth Y/Y, led by double-digit growth in CPMs and a mid-single digit increase in impressions sold. Podcast revenue grew in the strong double-digit range Y/Y, led by the Spotify Audience Network (where sold impressions grew triple-digits and CPMs grew healthy double-digits). ¹ Premium Average Revenue per User (“ARPU”) * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter. 9

Gross Margin Marketplace and Podcasting benefits offset by content/product investments and Car Thing Accrual Benefit Accrual Benefit Accrual Benefit Car Thing Charge and Accrual Benefit Car Thing Charge and Accrual Benefit Gross Margin finished at 24.6% in Q2, or Premium Gross Margin was 28.0% in Q2, Ad-Supported Gross Margin was 1.1% in Q2, 25.3%* excluding the €31 million charge for down 283 bps Y/Y. Excluding the Car Thing down 980 bps Y/Y, reflecting favorable Car Thing and a net €11 million benefit charge and change in accruals, Premium revenue mix shift towards podcasts and related to changes in historical estimates Gross Margin was 28.8%*, flat Y/Y, reflecting Marketplace growth, offset by non-music for rights holder liabilities. Marketplace growth, offset by increased content spend, product enhancement spend publishing rates and product enhancement and increased publishing rates. spend. *Adjusted Gross Margin is a non-IFRS measure. See Use of Non-IFRS Measures and Reconciliation of IFRS to Non-IFRS Results for additional information. 10

Operating Expenses Growth largely driven by headcount expansion and unfavorable FX impact Operating Expenses grew 38% Y/Y (or 28% constant currency), largely reflecting the various growth initiatives that were greenlit toward the end of 2021 and, to a lesser extent, the impact of recent acquisitions such as Podsights, Chartable and Whooshkaa. As stated at our 2022 Investor Day, much of the expense growth we are seeing in Q2 is the result of decisions we made toward the end of 2021 to invest in expanding our global sales team to drive new international ads monetization potential, increased marketing for user growth in many of our newer markets and platform innovation. In June, we announced plans to slow headcount growth by 25% beginning in Q3, while also taking a closer look at marketing activity. 11

Free Cash Flow The 9th quarter in a row of positive FCF Free Cash Flow was €37 million in Q2, a slight increase Y/Y as lower Net Income adjusted for non-cash items was offset by favorability in net working capital. This was the 9th quarter in a row of positive Free Cash Flow. While the magnitude of Free Cash Flow can fluctuate from quarter to quarter based on seasonality and timing, we have averaged over €200 million of positive Free Cash Flow on a trailing 12 month basis for the past three years. * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter. 12

MAUS & SUBSCRIBERS 13

Monthly Active Users (MAUs) Total MAUs grew 19% Y/Y to 433 million, up from 422 million last quarter and above our guidance by 5 million. Quarterly performance versus our guidance was impacted by: ● Outperformance in India, Indonesia and The Philippines as a result of marketing campaigns and elevated OEM intake ● Strength in Europe largely due to higher reactivations ● Y/Y growth in Gen Z audience in Latin America alongside new music releases Excluding the impact from our Russia exit and the service outage benefit we experienced in March (representing a collective 8 million Q1 MAU), we added 19 million MAUs in the quarter, our largest Q2 in history. 14

Premium Subscribers Our Premium Subscribers grew 14% Y/Y to 188 million, up from 182 million last quarter. Quarterly performance versus our guidance was impacted by: ● Outperformance across all regions led by Europe and Latin America ● Q2 promotional campaign extended one week (5 weeks total vs. 4 weeks prior year) contributing to subscriber upside ● Multi-user plans continued to exhibit strength 15

PRODUCT & PLATFORM 16

Two Sided Marketplace & Podcasting Two Sided Marketplace During the quarter, we continued to see triple digit Y/Y growth in total campaign volume for Sponsored Recommendations. We also announced new targeting features for Sponsored Recommendations created in Spotify for Artists. United States based teams can now promote eligible new releases to listeners outside of the United States in 13 new markets — including 7 of the 10 largest streaming markets in the world. Podcasting At the end of Q2, we had 4.4 million podcasts on the platform. The number of MAUs that engaged with podcasts grew in the substantial double-digits Y/Y and per user podcast consumption rates continued to rise. We released 100 new Original and Exclusive podcasts globally in Q2 with Batman Unburied hitting #1 in several key markets. Additionally, video podcasts are now available to creators via Anchor in 11 markets. 17

Acquisitions During the quarter, we closed on our acquisition of Findaway. Findaway works across the entire audiobook ecosystem with a platform and offerings that serve authors, publishers and consumers. Their technology will help Spotify accelerate its entrance into the audiobooks market. Additionally, we announced the acquisition of Sonantic, a dynamic AI voice platform that creates voices from text. This acquisition, which closed on July 11, 2022, will allow us to provide new unique experiences for our users and engage users in new and more personalized ways. 18

Spotify Live Spotify Live, formerly known as Spotify Greenroom, allows for fans and creators to connect on a deeper and more scaled level through live listening in the Spotify ecosystem. Spotify Live can now be found both as the stand-alone app and as a livestream function in the Spotify app alongside music and podcasts. Listeners will be able to tune in to live programming on Spotify via the creator’s podcast or artist page, and if they want to participate in the chat or join the host onstage, they participate via the Spotify Live app to do so. 19

OUTLOOK 20

Outlook for Q3’22 The following forward-looking statements reflect Spotify’s expectations for Q3 2022 as of July 27, 2022 and are subject to substantial uncertainty. Total MAUs 450 million Implies the addition of approximately 17 million net new MAUs in the quarter Total Premium Subscribers 194 million Implies the addition of approximately 6 million net new subscribers in the quarter Assumes approximately 670 bps tailwind to growth Y/Y due to favorability in foreign Total Revenue €3.0 billion exchange rates Reflects the continuing benefit from Marketplace and favorable revenue mix shift to Gross Margin 25.2% podcasts, offset by investments in non-music content and product enhancement initiatives Inclusive of the Operating Loss is approximately a €78 million impact to Operating Expenses Operating (Loss)/Income €(218) million due to Y/Y unfavorability in foreign exchange rates 21

Webcast Information We will host a live question and answer session starting at 8:00 a.m. ET today on investors.spotify.com. Daniel Ek, our Founder and CEO, and Paul Vogel, our Chief Financial Officer, will be on hand to answer questions submitted through slido.com using the event code #SpotifyEarningsQ222. Participants also may join using the listen-only conference line by registering through the following site: https://event.on24.com/wcc/r/3847843/20374FC84646F084E4DED3CAAE21784C We use investors.spotify.com and newsroom.spotify.com websites as well as other social media listed in the “Resources – Social Media” tab of our Investors website to disclose material company information. Use of Non-IFRS Measures To supplement our financial information presented in accordance with IFRS, we use the following non-IFRS financial measures: Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, Adjusted gross margin, Operating expense excluding foreign exchange effect, Sales and marketing expense excluding foreign exchange effect, Research and development expense excluding foreign exchange effect, General and administrative expense excluding foreign exchange effect, and Free Cash Flow. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, Adjusted gross margin, Operating expense excluding foreign exchange effect, Sales and marketing expense excluding foreign exchange effect, Research and development expense excluding foreign exchange effect, and General and administrative expense excluding foreign exchange effect are useful to investors because they present measures that facilitate comparison to our historical performance. However, these should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue, Gross margin, Operating expense, Sales and marketing expense, Research and development expense, and General and administrative expense, or other financial measures prepared in accordance with IFRS. Management believes that Free Cash Flow is useful to investors because it presents a measure that approximates the amount of cash generated that is available to repay debt obligations, to make investments, and for certain other activities that exclude certain infrequently occurring and/or non-cash items. However, Free Cash Flow should be considered in addition to, not as a substitute for or superior to, net cash flows (used in)/from operating activities or other financial measures prepared in accordance with IFRS. For more information on these non-IFRS financial measures, please see “Reconciliation of IFRS to Non-IFRS Results” section below. Forward Looking Statements This shareholder update contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users, retain existing users, and monetize our products and services; competition for users, user listening time, and advertisers; risks associated with our international operations and our ability to manage our growth; our emphasis on innovation and long-term user engagement over short-term results; our ability to predict, recommend, and play content that our users enjoy; our ability to be profitable or generate positive cash flow on a sustained basis; our ability to convince advertisers of the benefits of our advertising offerings; our ability to forecast or optimize advertising inventory amid emerging industry trends in digital advertising; our ability to generate revenues from podcasts and other non-music content; potential disputes or liabilities associated with content made available on our premium service and ad-supported service (collectively, the “Service”); risks relating to acquisitions, investments, and strategic alliances; the impact of the COVID-19 pandemic and other public health crises; our dependence upon third-party licenses for most of the content we stream; our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content; our ability to comply with complex license agreements; our ability to accurately estimate royalty payments under our license agreements and relevant statutes; the limitations on our operating flexibility due to financial commitments required under certain of our license agreements; our ability to identify the compositions and ownership thereof embodied in sound recordings in order to obtain licenses or comply with existing license agreements; assertions by third parties of infringement or other violations by us of their intellectual property rights; our ability to protect our intellectual property; the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control; our ability to maintain user data security; undetected errors, bugs or vulnerabilities in our products; interruptions, delays, or discontinuations in service arising from our systems or systems of third parties; changes in laws or regulations affecting us; risks relating to privacy and data security; our ability to maintain, protect, and enhance our brand; our ability to achieve our net zero emissions target or make progress in other environmental, social, and governance initiatives; payment-related risks; our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees; our ability to access to capital to support growth; risks relating to currency exchange rate fluctuations and foreign exchange controls; the impact of economic, social, or political conditions, such as the current conflict between Russia and Ukraine; our ability to accurately estimate user metrics and other estimates; our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service; risks related to our Exchangeable Notes; tax-related risks; the concentration of voting power among our founders, which limits shareholders’ ability to influence our governance and business; and risks related to our status as a foreign private issuer and a Luxembourg company. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from our estimates and forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F filed with the SEC on February 3, 2022, as updated by subsequently filed reports for our interim results on Form 6-K. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this shareholder update. Rounding Certain monetary amounts, percentages, and other figures included in this update have been subject to rounding adjustments. The sum of individual metrics may not always equal total amounts indicated due to rounding. 22

FINANCIAL STATEMENTS 23

Trending Charts MAUs, Ad-Supported Users, Premium Subscribers & Revenue By Segment * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter. 24

Trending Charts Gross Profit By Segment, Gross Margin By Segment & Free Cash Flow * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter. 25

Consolidated statement of operations (Unaudited) (in € millions, except share and per share data) Three months ended Six months ended June 30, 2022 March 31, 2022 June 30, 2021 June 30, 2022 June 30, 2021 Revenue 2,864 2,661 2,331 5,525 4,478 Cost of revenue 2,160 1,990 1,668 4,150 3,267 Gross profit 704 671 663 1,375 1,211 Research and development 336 250 255 586 451 Sales and marketing 391 296 279 687 515 General and administrative 171 131 117 302 219 898 677 651 1,575 1,185 Operating (loss)/income (194) (6) 12 (200) 26 Finance income 118 175 21 293 125 Finance costs (14) (14) (25) (28) (56) Finance income/(costs) - net 104 161 (4) 265 69 (Loss)/income before tax (90) 155 8 65 95 Income tax expense 35 24 28 59 92 Net (loss)/income attributable to owners of the parent (125) 131 (20) 6 3 (Loss)/earnings per share attributable to owners of the parent Basic (0.65) 0.68 (0.10) 0.03 0.02 Diluted (0.85) 0.21 (0.19) (0.64) (0.44) Weighted-average ordinary shares outstanding Basic 192,948,032 192,476,022 191,172,946 192,713,331 190,870,850 Diluted 195,859,532 197,077,256 194,084,446 195,624,831 193,051,280 26

Consolidated statement of financial position (Unaudited) (in € millions) June 30, 2022 December 31, 2021 Assets Non-current assets Lease right-of-use assets 445 437 Property and equipment 373 372 Goodwill 1,111 894 126 89 Intangible assets Long term investments 720 916 84 77 Restricted cash and other non-current assets Deferred tax assets 7 13 2,866 2,798 Current assets Trade and other receivables 613 621 Income tax receivable 4 5 Short term investments 782 756 Cash and cash equivalents 2,786 2,744 337 246 Other current assets 4,522 4,372 Total assets 7,388 7,170 Equity and liabilities Equity — — Share capital Other paid in capital 4,789 4,746 (262) (260) Treasury shares Other reserves 988 853 Accumulated deficit (3,214) (3,220) Equity attributable to owners of the parent 2,301 2,119 Non-current liabilities Exchangeable Notes 1,127 1,202 Lease liabilities 592 579 29 37 Accrued expenses and other liabilities Provisions 4 7 Deferred tax liabilities 1 — 1,753 1,825 Current liabilities Trade and other payables 825 793 Income tax payable 7 23 489 458 Deferred revenue 1,951 1,841 Accrued expenses and other liabilities Provisions 39 22 Derivative liabilities 23 89 3,334 3,226 Total liabilities 5,087 5,051 7,388 7,170 Total equity and liabilities 27

Consolidated statement of cash flows

(Unaudited)
(in € millions)

	Three months ended			Six months ended	
	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Operating activities					
Net (loss)/income	(125)	131	(20)	6	3
Adjustments to reconcile net (loss)/income to net cash flows					
Depreciation of property and equipment and lease right-of-use assets	29	27	23	56	45
Amortization of intangible assets	11	10	8	21	16
Share-based compensation expense	105	68	68	173	116
Excess and obsolete reserve	16	—	—	16	—
Finance income	(118)	(175)	(21)	(293)	(125)
Finance costs	14	14	25	28	56
Income tax expense	35	24	28	59	92
Other	(5)	4	3	(1)	5
Changes in working capital:					
(Increase)/decrease in trade receivables and other assets	(68)	59	(95)	(9)	(80)
Increase/(decrease) in trade and other liabilities	138	(103)	30	35	(37)
Increase in deferred revenue	10	6	17	16	54
Increase/(decrease) in provisions	14	(3)	—	11	(1)
Interest paid on lease liabilities	(13)	(13)	(13)	(26)	(24)
Interest received	4	1	2	5	2
Income tax paid	(8)	(13)	(1)	(21)	(3)
Net cash flows from operating activities	**39**	**37**	**54**	**76**	**119**
Investing activities					
Business combinations, net of cash acquired	(114)	(85)	(42)	(199)	(101)
Purchases of property and equipment	(5)	(10)	(20)	(15)	(44)
Purchases of short term investments	(78)	(133)	(109)	(211)	(224)
Sales and maturities of short term investments	141	78	134	219	224
Change in restricted cash	3	(5)	—	(2)	—
Other	(4)	(1)	(2)	(5)	(8)
Net cash flows used in investing activities	**(57)**	**(156)**	**(39)**	**(213)**	**(153)**
Financing activities					
Payments of lease liabilities	(10)	(10)	(8)	(20)	(16)
Lease incentives received	—	2	—	2	—
Proceeds from exercise of stock options	—	43	26	43	77
Proceeds from issuance of Exchangeable Notes, net of costs	—	—	—	—	1,223
Repurchases of ordinary shares	—	(2)	—	(2)	—
Payments for employee taxes withheld from restricted stock unit releases	(10)	(11)	(12)	(21)	(28)
Net cash flows (used in)/from financing activities	**(20)**	**22**	**6**	**2**	**1,256**
Net (decrease)/increase in cash and cash equivalents	**(38)**	**(97)**	**21**	**(135)**	**1,222**
Cash and cash equivalents at beginning of the period	2,721	2,744	2,442	2,744	1,151
Net foreign exchange gains/(losses) on cash and cash equivalents	103	74	(23)	177	67
Cash and cash equivalents at period end	**2,786**	**2,721**	**2,440**	**2,786**	**2,440**

28

Calculation of basic and diluted (loss)/earnings per share (Unaudited) (in € millions, except share and per share data) Three months ended Six months ended June 30, 2022 March 31, 2022 June 30, 2021 June 30, 2022 June 30, 2021 Basic (loss)/earnings per share Net (loss)/income attributable to owners of the parent (125) 131 (20) 6 3 Share used in computation: Weighted-average ordinary shares outstanding 192,948,032 192,476,022 191,172,946 192,713,331 190,870,850 Basic (loss)/earnings per share attributable to owners of the parent (0.65) 0.68 (0.10) 0.03 0.02 Diluted (loss)/earnings per share Net (loss)/income attributable to owners of the parent (125) 131 (20) 6 3 Fair value gains on dilutive warrants — — — — (21) Fair value gains on dilutive Exchangeable Notes (41) (90) (17) (131) (66) Net (loss)/income used in the computation of diluted (loss)/earnings per share (166) 41 (37) (125) (84) Shares used in computation: Weighted-average ordinary shares outstanding 192,948,032 192,476,022 191,172,946 192,713,331 190,870,850 Warrants — — — — 260,760 Exchangeable Notes 2,911,500 2,911,500 2,911,500 2,911,500 1,919,670 Stock options — 1,055,820 — — — Restricted stock units — 562,670 — — — Other contingently issuable shares — 71,244 — — — Diluted weighted-average ordinary shares 195,859,532 197,077,256 194,084,446 195,624,831 193,051,280 Diluted (loss)/earnings per share attributable to owners of the parent (0.85) 0.21 (0.19) (0.64) (0.44) 29

Reconciliation of IFRS to non-IFRS results Revenue on a constant currency basis (Unaudited) (in € millions, except percentages) Three months ended Six months ended June 30, 2022 June 30, 2021 June 30, 2022 June 30, 2021 IFRS revenue 2,864 2,331 5,525 4,478 Foreign exchange effect on 2022 revenue using 2021 rates 191 292 Revenue excluding foreign exchange effect 2,673 5,233 IFRS revenue year-over-year change % 23% 2 3% Revenue excluding foreign exchange effect year-over-year change % 1 5% 17% IFRS Premium revenue 2,504 2,056 4,883 3,987 Foreign exchange effect on 2022 Premium revenue using 2021 rates 153 236 Premium revenue excluding foreign exchange effect 2,351 4,647 IFRS Premium revenue year-over-year change % 2 2% 2 2% Premium revenue excluding foreign exchange effect year-over-year change % 1 4% 1 7% IFRS Ad-Supported revenue 360 275 642 491 Foreign exchange effect on 2022 Ad-Supported revenue using 2021 rates 38 56 Ad-Supported revenue excluding foreign exchange effect 322 586 IFRS Ad-Supported revenue year-over-year change % 3 1% 3 1% Ad-Supported revenue excluding foreign exchange effect year-over-year change % 1 7% 1 9% 30

Reconciliation of IFRS to non-IFRS results

Free Cash Flow

(Unaudited)
(in € millions)

	Six months ended June 30, 2022	Six months ended June 30, 2021
Net cash flows from operating activities	76	119
Capital expenditures	(15)	(44)
Change in restricted cash	(2)	—
Free Cash Flow	**59**	**75**

Free Cash Flow

(Unaudited)
(in € millions)

	Three months ended														
	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022
Net cash flows from operating activities	150	209	90	71	203	(9)	39	122	107	65	54	123	119	37	39
Capital expenditures	(65)	(37)	(40)	(26)	(32)	(12)	(14)	(17)	(35)	(24)	(20)	(25)	(16)	(10)	(5)
Change in restricted cash	(1)	1	—	3	(2)	—	2	(2)	2	—	—	1	—	(5)	3
Free Cash Flow	**84**	**173**	**50**	**48**	**169**	**(21)**	**27**	**103**	**74**	**41**	**34**	**99**	**103**	**22**	**37**

Free Cash Flow

(Unaudited)
(in € millions)

	Last twelve months ended											
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022
Net cash flows from operating activities	520	573	355	304	355	259	333	348	349	361	333	318
Capital expenditures	(168)	(135)	(110)	(84)	(75)	(78)	(90)	(96)	(104)	(85)	(71)	(56)
Change in restricted cash	3	2	1	3	(2)	2	2	—	3	1	(4)	(1)
Free Cash Flow	**355**	**440**	**246**	**223**	**278**	**183**	**245**	**252**	**248**	**277**	**258**	**261**

31

Reconciliation of IFRS to non-IFRS results Adjusted gross margin (Unaudited) (in € millions, except percentages) Three months ended Three months ended Three months ended June 30, 2022 June 30, 2021 June 30, 2022 June 30, 2021 June 30, 2022 June 30, 2021 Premium Ad-Supported Consolidated IFRS revenue 2,504 2,056 360 275 2,864 2,331 IFRS cost of revenue 1,804 1,423 356 245 2,160 1,668 IFRS gross profit 700 633 4 30 704 663 IFRS gross margin 2 8.0% 3 0.8% 1.1% 1 0.9% 24.6% 28.4 % Adjustments: Less: changes in prior period estimates for rights holder liabilities (11) (42) — (3) (11) (45) Add: Car Thing charge 31 — — — 31 — Total adjustments 20 (42) — (3) 20 (45) Adjusted gross profit (non-IFRS) 720 591 4 27 724 618 Adjusted gross margin (non-IFRS) 28.8% 2 8.7% 1 .1% 9.8% 2 5.3% 26.5% 32

Reconciliation of IFRS to non-IFRS results Operating expenses on a constant currency basis (Unaudited) (in € millions, except percentages) Three months ended June 30, 2022 June 30, 2021 IFRS Operating expenses 898 651 Foreign exchange effect on 2022 operating expenses using 2021 rates 63 Operating expenses excluding foreign exchange effect 835 IFRS Operating expenses year over year change % 3 8 % Operating expenses excluding foreign exchange effect year-over-year change % 28 % Three months ended June 30, 2022 June 30, 2021 IFRS Research and development expenses 336 255 Foreign exchange effect on 2022 expenses using 2021 rates 18 Research and development expenses excluding foreign exchange effect 318 IFRS Research and development expenses year over year change % 3 2 % Research and development expenses excluding foreign exchange effect year-over-year change % 2 5 % Three months ended June 30, 2022 June 30, 2021 IFRS Sales and marketing expenses 391 279 Foreign exchange effect on 2022 expenses using 2021 rates 29 Sales and marketing expenses excluding foreign exchange effect 362 IFRS Sales and marketing expenses year over year change % 40 % Sales and marketing expenses excluding foreign exchange effect year-over-year change % 30 % Three months ended June 30, 2022 June 30, 2021 IFRS General and administrative expenses 171 117 Foreign exchange effect on 2022 expenses using 2021 rates 16 General and administrative expenses excluding foreign exchange effect 155 IFRS General and administrative expenses year over year change % 4 6 % General and administrative expenses excluding foreign exchange effect year-over-year change % 3 2% 33

APPENDIX 34

Supplement to Financial Statements MAUs and Subscriber reconciliation for Russia exit and March service outage ADJUSTED USERS AND SUBSCRIBERS Q1 2022 Q2 2022 Total Monthly Active Users ( MAUs ) 422 433 Total MAUs - Russia Only 5 -- Total MAUs - Service Outage 3 -- Total MAUs - Adjusted 414 433 Q/Q Net Additions 19 Ad-Supported MAUs 252 256 Ad-Supported MAUs - Russia Only 5 -- Ad-Supported MAUs - Service Outage 3 -- Ad-Supported MAUs - Adjusted 244 256 Q/Q Net Additions 11 Premium Subscribers 182 188 Premium Subscribers - Russia Only 1 -- Premium Subscribers - Adjusted 181 188 Q/Q Net Additions 7 35